

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 4, 2018

Via E-Mail
Mr. Mohsin Y. Meghji
Chairman and Chief Executive Officer
M III Acquisition Corp.
3 Columbus Circle, 15th Floor
New York, NY 10019

> **Re:** **M III Acquisition Corp.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed December 8, 2017**
> **File No. 1-37796**

Dear Mr. Meghji:

We have reviewed the filing and have the following comments. In some of our comments we may ask you to provide information so that we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Selected Historical Financial Information of the Company, page 45

1. Please revise to present the selected financial data for M III for the period ended December 31, 2015. Refer to Item 301 of Regulation S-K.

2. You disclosed on page 45 the weighted average number of common shares outstanding, basic and diluted, for the year ended December 31, 2016 as 4,760,158. This disclosure is not consistent with the amount disclosed on page F-19 of 4,683,028. Please revise.

3. Please remove the label "audited" and "unaudited" from the headers in all the selected historical financial information tables in the filing. A column of numbers derived from

audited financial statements without the full presentation of financial information is not considered to be audited. In addition, the identification of certain columns as "unaudited" may give an investor the impression that the other columns have been audited. We believe that your disclosure in the introductory paragraphs preceding the tables is sufficient to highlight to investors which selected financial data has been derived from audited or unaudited financial statements without the additional label in the column headers.

Tax reform legislation currently pending in the U.S. Congress…, page 56; Renewable Power Generation Opportunities, page 222

4. As appropriate, please continue to update the disclosure relating to pending tax reform legislation and to discuss its effects on you and your business.

Comparative Share Information, page 103

5. You report on page 104 pro forma total stockholders' deficit of $76.6 million as of September 30, 2017 under the "no redemption" scenario. You also report on the consolidated pro forma balance sheet on page 98 pro forma total stockholders' equity of $13.4 million as of September 30, 2017 under the same scenario. Please resolve this apparent inconsistency.

6. Please provide us with your calculations of equity per share, including reconciliations of the common shares outstanding used in each denominator.

The Merger Agreement, page 113

7. Notwithstanding inclusion of disclaimers in the second paragraph, M III Acquisition Corp. is responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements included in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants may or may not be fully reflected in M III Acquisition Corp.'s public disclosures, please clarify that M III Acquisition Corp.'s public disclosures will include any material information necessary to provide M III Acquisition Corp.'s stockholders a materially complete understanding of the merger agreement disclosures.

Background of the Business Combination, page 141

8. Provide us with copies of any outlines, summaries, reports, projections, or board books prepared and furnished to M III Acquisition Corp.'s board of directors.

Satisfaction of 80% Test, page 150

9. Disclosure indicates that the business or assets acquired in your initial business combination must have a fair market value equal to at least 80% of the balance of the funds in the trust account. Given that the fair value of marketable securities held in the trust account was $150,945,248 as of November 3, 2017, we are unable to understand how 80% of that amount represents $188,681,560. Please revise or advise.

Certain United States Federal Income Tax Considerations for Stockholders Exercising Redemption Rights, page 159

10. Please revise the caption and first sentence of this section to remove the word "certain."

Redemption of Common Stock, page 160; U.S. holders, page 161

11. Please delete the word "generally" throughout these sections because the word "generally" may imply that stockholders cannot rely on the disclosure. Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for stockholders.

IEA's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 231

12. Please expand the discussion of your consolidated results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. For example, please disclose how much of the 195% increase in 2016 revenue was driven by an increase in wind energy projects in the U.S. and the underlying material causes for the increase. In addition, expand your disclosure on page 245 to discuss the components that resulted in the significant changes in the cash flows from operations as well as the underlying reasons for the changes in these components, with specific discussions for accounts receivable, costs and estimated earnings in excess of billings, accounts payable and accrued liabilities, and billings in excess of costs and estimated earnings. Refer to Section IV.B of Interpretive Release No. 33-8350.

13. We note from the table on page 239 that gross profit margin has fluctuated significantly in the past three years. We also note from your disclosure on page 233 that the mix of revenues derived from the industries you serve and the types of services you provide within an

industry will impact margins. With a view towards enhanced transparency, please expand the results of operations disclosure to quantify and discuss any material factors that impact your gross margin, including changes in revenue mix period over period.

14. Please remove the "unaudited" designation from the section header on page 239 as the designation would suggest other sections within results of operations are audited.

Non-U.S. GAAP Financial Measures, page 241

15. Please revise to reconcile EBITDA and Adjusted EBITDA to net income (loss) rather than income (loss) from continuing operations which would not be considered the most directly comparable GAAP financial measure. Refer to Question 103.02 of the staff's Compliance and Disclosure Interpretations issued on May 17, 2016.

16. We note from your disclosure on pages 241 and 242 that your Adjusted EBITDA adjustments include restructuring expense, certain S&GA expenses, credit support fees, one-time bonus expense, consulting fees and expenses, stock compensation expense, and certain sale costs. Please clarify the criteria used by management to determine which types of adjustments are not representative of your core business or future operating performance. It appears that many of your adjustments are normal, recurring cash operating expenses necessary to operate your business. Refer to Question 100.01 of the staff's Compliance and Disclosure Interpretations issued on May 17, 2016.

IEA Financial Statements

For the Nine Months Ended September 30, 2017 and September 30, 2016

Note 12 – Income Taxes, page F-54

17. We note your effective income tax rate increased to 36.36% for the nine months ended September 30, 2017 from 7.2% for the same period in 2016. For the purpose of providing investors with better insight into your interim period income tax provision and any significant trends in the effective tax rates, please provide in future interim filings the information required by ASC 740-10-50 and discuss in detail any material changes in income tax items.

For the Years Ended December 31, 2016 and December 31, 2015

Consolidated Statement of Income, page F-61

18. It appears that your presentation of gross profit, which is based on cost of revenue excluding depreciation and amortization, results in a figure for income before depreciation and amortization. Please present a gross profit measure that allocates the appropriate amount of depreciation and amortization expense to cost of revenue. Alternatively, delete the gross profit line. Refer to SAB Topic 11.B. This comment also applies to your interim financial statements.

Note 2 – Summary of Significant Accounting Policies

19. You disclose on page F-64 that your engineering, procurement, and construction services are performed under fixed-price and time-and-material contracts. Given the different risk levels of these contracts, please disclose the percentage of revenue that relates to each contract type for each period presented. Please also disclose any material differences in recognizing revenues under each of these contract types.

Note 3 – Accounts Receivable, Net of Allowance, page F-73

20. You disclose on page F-65 that you classify all accounts receivable, including retainage, as current assets and that collection of retainage on certain long-term contracts may extend beyond one year. Please disclose the portion of accounts receivable that is expected to be collected after one year. Refer to ASC 910-310-50-3 and 50-4.

Note 12 – Income Taxes, page F-82

21. We note that you released a significant portion of your valuation allowance against certain deferred tax assets within the IEA Services consolidated group in 2016 based on management's belief that it is more likely than not that these net deferred tax assets will be utilized prior to expiration. We also note your disclosure that management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making the assessment. Please disclose the amount of the valuation allowance released in 2016, and revise your MD&A to explain the significant impact the valuation allowance reversal had on your income tax expense in 2016. Additionally, provide us with a comprehensive analysis of your assessment of the realizability of your deferred tax assets in light of your three year cumulative loss position at the end of 2016. The analysis should include, but not be limited to:

- Clarification that the deferred tax liabilities you are relying on in your assessment will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets, if true;

- Quantification of the projected taxable income over the periods you expect to utilize your deferred tax assets;

- Description of the nature of your tax planning strategies;

- Discussion of all the positive and negative evidence you considered and how such evidence was weighted; and

- Discussion of any significant estimates and assumptions used in your analysis.

Form of Proxy

22. File a revised form of proxy to mark it clearly as "Preliminary Copy." See Rule 14a-6(e)(1) of Regulation 14A under the Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may direct questions on comments on the financial statements and related matters to SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction